August 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (713) 287-2655

Mr. David P. Steiner
Waste Management Inc.
1001 Fannin Street, Suite 4000
Houston, Texas 77002

> **Re:** **Waste Management Inc.**
> **Definitive 14A**
> **Filed March 21, 2007**
> **File No. 001-12154**

Dear Mr. Steiner:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Nominees, page 2

1. You discuss on page 3 that your board of directors considered certain transactions and affiliations involving your independent directors that it concluded did not impair your directors' independence. Please provide greater detail so as to fully describe the nature of the transactions and arrangements. Please see Instruction 3 to Item 407(a) of Regulation S-K.

Competitive Market, page 14

2. You indicate in this section that each element of compensation should be targeted
    near the median of the range for executives in similar positions with similar
    responsibilities at these comparable companies. Please revise to disclose the
    percentiles of your peer group represented by actual compensation paid for 2006.

Elements of Compensation, page 15

3. The emphasis of your Compensation Discussion and Analysis should be an
    analysis of the elements and levels of compensation paid to the named executive
    officers. Your disclosure lacks sufficient quantitative or qualitative discussion of
    the analyses underlying the decisions to make compensation awards. For your
    Compensation Discussion and Analysis, please revise to explain and place in
    context why you chose to pay each element and why determinations with respect
    to one element may or may not have influenced the Committee's decisions with
    respect to other allocated or contemplated awards. Please refer to Item
    402(b)(1)(vi) and (vi) of Regulation S-K.

4. Although you provide a description of how company performance affects annual
    compensation, we note minimal analysis of the effect individual performance has
    on compensation awards. In this regard, we also note disclosure of numerous
    percentages that attempt to place in context the target awards for the executives;
    however, it is unclear what these target goals are from your disclosure. Please
    expand your disclosure to provide additional detail and analysis of how individual
    performance contributed to actual 2006 compensation for the named executive
    officers. For example, disclose and discuss in greater detail the achievement of
    the financial and operational goals within a named executive officer's individual
    area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

Summary Compensation Table, page 25

5. The Compensation Discussion and Analysis should be sufficiently precise to
    identify material differences in compensation policies with respect to individual
    named executive officers. Please refer to Section II.B.1. of Commission Release
    No. 33-8732A. In this regard, we note wide disparities in compensation for Mr.
    Steiner regarding awards for stock and non-equity incentive plan compensation as
    well as potential payments upon termination or change-in-control. Given this,
    please provide a more detailed discussion of how and why Mr. Steiner's
    compensation differs from that of the other named executive officers. If policies
    or decisions relating to a named executive officer are materially different than the
    other officers, this should be discussed on an individualized basis.

Director Compensation, page 32

6. Include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. Refer to the instruction to Item 402(k).

7. You state in footnote 2 on page 32 that you include an annual stock retainer of $80,000. Either confirm that such value represents the grant date fair value computed in accordance with FAS 123R or disclose by footnote to the appropriate column the grant date fair value of each equity award computed in accordance with FAS 123R. Refer to Instruction to Item 402(k)(2)(iii) and (iv).

Potential Payments Upon Termination or Change-in-Control, page 34

8. We note your discussion regarding payments and benefits pursuant to employment agreements and the Executive Officer Severance Policy. Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Besides the employment agreement, please analyze how you arrived at and determined such appropriate levels. Refer to 402(b)(1)(v) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel